

April 30, 2010

Via US Mail and Facsimile to (304) 769-1111

David L. Bumgarner
Chief Financial Officer
City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

**Re: City Holding Company
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
File No. 000-11733**

Dear Mr. Bumgarner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief